Filed by PLATO Learning, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Lightspan, Inc.
Commission File No. 000-29347
Press Release dated November 4, 2003

In connection with the merger, PLATO Learning, Inc. (“PLATO”) filed with the Securities and Exchange Commission a registration statement on Form S-4 on September 29, 2003, as amended by Amendment No. 1 filed on October 10, 2003. The registration statement included a joint proxy statement of Lightspan, Inc. (“Lightspan”) and PLATO for a meeting of Lightspan’s shareholders to consider and vote upon the proposed merger and for a meeting of PLATO’s shareholders to consider and vote upon the issuance of shares of PLATO in the proposed merger. The registration statement also served as a prospectus of PLATO with respect to the shares of PLATO to be distributed to shareholders of Lightspan pursuant to the merger.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT PLATO, LIGHTSPAN, THE MERGER AND RELATED MATTERS. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the SEC’s web site at http://www.sec.gov.

In addition to the joint proxy statement/prospectus, both PLATO and Lightspan file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by PLATO or Lightspan at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. PLATO’s and Lightspan’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

PLATO, Lightspan and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of PLATO and Lightspan with respect to the transactions contemplated by the merger agreement. A description of any interests that PLATO’s or Lightspan’s directors and executive officers have in the proposed merger is available in the joint proxy statement/prospectus. Information regarding Lightspan officers and directors is included in Lightspan’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on July 29, 2003. Information regarding PLATO officers and directors is included in PLATO’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 31, 2003.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on managements’ current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Lightspan’s business will not be integrated successfully with that of PLATO, costs related to the merger, risks relating to technology and product development, market acceptance, intellectual property rights, litigation and other risks identified in the joint proxy statement/prospectus and in PLATO’s and Lightspan’s filings with the Securities and Exchange Commission. PLATO and Lightspan are under no obligation to (and expressly disclaim any such obligation to) update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

On November 4, 2003, PLATO and Lightspan issued the following joint press release:

* * *

For Immediate Release

John Murray, President & CEO Greg Melsen, CFO Steve Schuster, VP & Treasurer 952.832.1000	John Kernan, Chairman & CEO Michael A. Sicuro, CFO 858.824.8000

PLATO Learning, Inc. and Lightspan, Inc.
Announce Termination of the Hart-Scott-Rodino Waiting Period

MINNEAPOLIS, MN and SAN DIEGO, CA— November 4, 2003 — PLATO Learning, Inc. (NASDAQ: TUTR), a leading provider of K-Adult computer-based and e-learning solutions, and Lightspan, Inc. (NASDAQ: LSPN), a leading provider of curriculum-based educational software and online products and services used in schools, at home and in community colleges, today announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act related to the proposed merger of the companies. The waiting period expired at 11:59 p.m. E.S.T. on November 3, 2003.

PLATO Learning and Lightspan have each scheduled special meetings of their respective shareholders on November 17, 2003 to vote on the merger proposal. The transaction remains subject to a favorable vote by PLATO Learning and Lightspan shareholders, as well as other customary closing conditions.

About PLATO Learning
PLATO Learning, Inc. is a leading provider of computer-based and e-learning instruction for kindergarten through adult learners, offering curricula in reading, writing, math, science, social studies, and life and job skills. PLATO Learning also offers innovative online assessment and accountability solutions and standards-based professional development services. With over 4,000 hours of objective-based, problem-solving courseware, plus assessment, alignment and curriculum management tools, we create standards-based curricula that facilitate learning and school improvement.

With trailing 12-month revenues of about $78 million, PLATO Learning is a publicly held company traded as TUTR on the NASDAQ-NMS. PLATO® Learning educational software is marketed to K-12 schools, colleges, job training programs, correctional institutions, military education programs, corporations and individuals and delivered via networks, CD-ROM, the Internet and private intranets. It is available for immediate purchase and electronic download on the PLATO Learning’s Web site.

PLATO Learning is headquartered at 10801 Nesbitt Avenue South, Bloomington, Minnesota 55437, (952) 832-1000 or (800) 869-2000. The Company has domestic offices throughout the United States and international offices in the United Kingdom and Canada. International distributors are located in Puerto Rico, Singapore, South Africa and the United Arab Emirates. PLATO Learning’s Web address is http://www.plato.com.

About Lightspan
Lightspan, Inc. provides curriculum-based educational software and on-line products and services that increase student achievement and enhance teacher professional development. These products are used in schools and homes and align to all key federal education reform initiatives, offering school districts a complete solution to assess, align, instruct and evaluate, as a comprehensive achievement and accountability system. More than 1,000 independent studies prove Lightspan products enhance student achievement, improve teacher effectiveness and help build stronger connections with families.

Lightspan is headquartered at 10140 Campus Point Drive, San Diego, California 92121, (858) 824-8000. Lightspan’s Web address is http://www.lightspan.com.

Investors and security holders are advised to read the joint proxy statement/prospectus dated October 10, 2003 regarding the proposed merger, because it contains important information. Such joint proxy statement/prospectus was filed with the Securities and Exchange Commission by Plato Learning and Lightspan. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Plato Learning and Lightspan at the Securities and Exchange Commission’s web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from Plato Learning by directing such request to Plato Learning, Steve Schuster, tel: (952) 832-1502; e-mail: sschuster@plato.com. The joint proxy statement/prospectus and such other documents may also be obtained from Lightspan by directing such request to Lightspan, Lynne Goldacker, tel: (858) 824.8210; e-mail: lgoldacker@lightspan.com

PLATO Learning, Lightspan and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of PLATO Learning and Lightspan with respect to the transactions contemplated by the merger agreement. A description of any interests that PLATO Learning’s or Lightspan’s directors and executive officers have in the proposed merger will be available in the joint proxy statement/prospectus. Information regarding Lightspan officers and directors is included in Lightspan’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on July 29, 2003. Information regarding PLATO Learning officers and directors is included in PLATO Learning’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 31, 2003. These proxy statements are available free of charge at the Securities and Exchange Commission’s web site at http://www.sec.gov and from Lightspan and PLATO Learning.

This announcement includes forward-looking statements. PLATO Learning and Lightspan have based these forward-looking statements on its current expectations and projections about future events. Although PLATO Learning and Lightspan believe that the assumptions made in connection with the forward-looking statements are reasonable, no assurances can be given that its assumptions and expectations will prove to have been correct. These forward-looking statements are subject to various risks, uncertainties and assumptions. PLATO Learning and Lightspan undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Any forward looking statements made are subject to the risks and uncertainties as those described in the joint proxy statement/prospectus dated October 10, 2003 and the PLATO Learning and Lightspan Annual Reports on Form 10-K for the years ended October 31, 2002 and January 31, 2003, respectively. Actual results may differ materially from anticipated results.

® PLATO is a registered trademark of PLATO Learning, Inc.
® Lightspan is a registered trademark of Lightspan, Inc.

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